Filed Pursuant to Rule 433
Registration No. 333-297960

Supplementing the Preliminary Prospectus

Supplement dated August 5, 2026

(To Prospectus dated August 4, 2026)

$1,000,000,000

Archer-Daniels-Midland Company

$500,000,000 4.829% Notes due 2031

$500,000,000 5.269% Notes due 2036

Final Term Sheet

August 5, 2026

Issuer:	Archer-Daniels-Midland Company

Trade Date:	August 5, 2026

Settlement Date**:	August 10, 2026 (T+3)

Expected Ratings*:	A2 (Stable outlook) by Moody’s Investors Service, Inc. A (Stable outlook) by S&P Global Ratings A (Stable outlook) by Fitch Ratings, Inc.

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Lloyds Securities Inc.

Co-Manager:	Cabrera Capital Markets LLC

Title of Securities:	4.829% Notes due 2031 (the “2031 Notes”)	5.269% Notes due 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)

Principal Amount:	$500,000,000	$500,000,000

Maturity Date:	September 1, 2031	September 1, 2036

Interest Rate:	4.829%	5.269%

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on March 1, 2027 (long first coupon)	Semi-annually on March 1 and September 1, beginning on March 1, 2027 (long first coupon)

Yield to Maturity:	4.829%	5.269%

Spread to Benchmark Treasury:	+50 bps	+65 bps

Benchmark Treasury:	UST 4.375% due July 31, 2031	UST 4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	100-06+ / 4.329%	98-03 / 4.619%

Price to Public:	99.996%	99.996%

Aggregate Gross Proceeds to Issuer, before expenses:	$499,980,000	$499,980,000

Aggregate Net Proceeds to Issuer, before expenses:	$498,230,000	$497,730,000

Redemption Provisions:

Make-Whole Call:	The Issuer may redeem the 2031 Notes at its option, either in whole or in part, at any time or from time to time prior to August 1, 2031 (the “2031 Notes Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on such 2031 Notes to be redeemed discounted to the redemption date (assuming such 2031 Notes matured on the 2031 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 10 basis points, less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of such 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.	The Issuer may redeem the 2036 Notes at its option, either in whole or in part, at any time or from time to time prior to June 1, 2036 (the “2036 Notes Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on such 2036 Notes to be redeemed discounted to the redemption date (assuming such 2036 Notes matured on the 2036 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 10 basis points, less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of such 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after the 2031 Notes Par Call Date, the Issuer may redeem the 2031 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.	On or after the 2036 Notes Par Call Date, the Issuer may redeem the 2036 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control Repurchase:	As described in the Preliminary Prospectus Supplement	As described in the Preliminary Prospectus Supplement

CUSIP / ISIN:	039482 AF1 / US039482AF16	039482 AG9 / US039482AG98

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

The issuer expects that delivery of the Notes will be made against payment therefor on or about August 10, 2026, which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). As of the date hereof, under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-297960) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Barclays Capital Inc. toll free at 1-800-603-5847, BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.